Exhibit 99.83

Cybin Files its 12th Patent Further Strengthening IP Portfolio of Novel

Psychedelic Molecules and Delivery Mechanisms

TORONTO--(BUSINESS WIRE)--May 20, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has filed a new provisional patent application in support of its ongoing drug candidate programs.

The application discloses novel compositions which are expected to have improved pharmacokinetic profiles while retaining key efficacy measures of the original molecules and discloses innovative methods of deploying the novel compositions with faster therapeutic onset of Cybin's psychedelic tryptamine, while reducing psychedelic side effects and decreasing duration of the therapeutic effect thereof.

The patent application further reveals innovative methods directed to leveraging the disclosed compositions to promote decreased time to therapeutic onset, decreased duration of action, and decreased side effects.

Patent Filing Highlights:

•The Company has a provisional patent application including disclosures directed to novel oral dosage forms believed to provide therapeutic advantages in addressing the

Company's target indications over the current art.

•The patent application is synergistic with other patent applications filed by the Company related to a delivery technology covering various chemically synthesized psychedelic molecules which is expected to provide faster onset times in a similar route to intravenous treatments.

•The patent application bolsters the Company's portfolio related to deuterated psychedelic molecules and analogues which are expected to provide greater stability, better potency, more control over duration and greater bioavailability than other forms of these molecules.

•The patent application disclosures related to faster therapeutic onset, decreased duration, and decreased side effects are anticipated to greatly reduce the clinical costs of administration resulting from reduced clinical observation time.

"By continuing to innovate in directions to enhance the patient experience and reducing clinical observation times, we believe our treatments can decrease costs and increase the capacity of medical professionals in this field, which will promote increased access to these important therapeutics for those in need," stated Doug Drysdale, Chief Executive Officer.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com